Exhibit 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS

a. *Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?*

☒ *Yes*   ☐ *No*

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Interactive Brokers LLC ("**IBKR**") operates a customer brokerage business (the "**Customer Business**") whereby brokerage customers of IBKR ("**Brokerage Customers**") may electronically submit orders to IBKR's smart order router ("**SOR**") for further routing. The term "Brokerage Customer" includes broker-dealer clients of IBKR (excluding, for clarity, Liquidity Providers in their capacities as such), and may include broker-dealers and other entities that submit directed orders to the ATS through IBKR's SOR and make no other use of IBKR's services. Additionally, and as separately noted herein (see, *e.g.*, Part III Items 7, 9 and 11), entities acting as Liquidity Providers may separately act as Brokerage Customers of IBKR. Specifically, an entity that is otherwise approved to act as a Liquidity Provider may separately connect to IBKR as a brokerage customer in order to represent customer agency orders in the ATS and/or to utilize IBKR's other order routing services (a "**Dual Role Subscriber**").

All subscribers (that is, both Liquidity Providers and Brokerage Customers) may access the ATS via the SOR. Both Brokerage Customers and Liquidity Providers may direct orders (i.e., send directed orders) to the ATS via the SOR. In addition, Brokerage Customers may submit non-directed orders to the SOR. Brokerage Customer's non-directed orders submitted to the SOR may be routed to the ATS in accordance with the SOR's routing logic. Orders routed by the SOR to the ATS use the "IBKR" MPID and are routed by IBKR on an agency basis.

Liquidity Providers (but not other types of subscribers) may also access the ATS via direct FIX connection. Where Liquidity Providers access the ATS via the SOR, they connect via a FIX connection, through which they may submit directed orders to the ATS. Brokerage Customers, including Dual Role Subscribers acting as Brokerage Customers, may also access the SOR via FIX connection.

Where a Dual Role Subscriber submits an order to the ATS via a direct FIX connection to the ATS (such that its order does not pass through the SOR), the ATS treats such order as being submitted by a "Liquidity Provider." Where a Dual Role Subscriber accesses the ATS by submitting a directed order to the SOR, the User ID associated with the FIX session dictates whether the ATS treats the order as being submitted by a "Brokerage Customer" or, alternatively, a "Liquidity Provider."

Exhibit 3

Subscribers' manner of accessing the ATS is further discussed in Part III, Item 5.

While the vast majority of IBKR customers submit orders electronically (*e.g.*, via order management systems offered by IBKR), IBKR maintains a customer support team (the "**Order Desk**") that may, upon customer request, manually submit orders on behalf of customers. Generally, the Order Desk is used by Brokerage Customers experiencing technical difficulties (e.g., an inability to submit orders via an IBKR order management system) and urgently wanting to close a position. The Order Desk acts as agent. Orders routed by the Order Desk use the "IBKR" MPID.

IBKR also maintains a block order desk (the "**Block Desk**"). The Block Desk handles larger-sized orders (generally 10,000 shares or larger) on behalf of Brokerage Customers. The Block Desk acts as agent. Orders routed by the Block Desk use the "IBKR" MPID.

Additionally, IBKR's risk department maintains desks (the "**Risk Desks**," together with the Order Desk and Block Desk, the "**Agency Desks**") that facilitate, as agent, the liquidation of customer positions in connection with margin calls and similar situations. Orders routed by the Risk Desks use the "IBKR" MPID. IBKR does not otherwise maintain an agency trading desk (*i.e.*, other than the Agency Desks). For clarity, the Agency Desks are "business units" of IBKR (as that term is used herein).

The following IBKR business units (the "**Principal Accounts**") may submit principal order interest to the ATS:

  i.   Error Account (used to close-out IBKR positions related to IBKR errors);

  ii. Customer accommodation (used to take over legs of customer multi-leg orders where one or more legs did not fill in the specified ratios; and also on occasion to accommodate customer errors);

  iii. Buy-in/Close-out (used to close-out short positions and/or fails to deliver); and

  iv. Liquidation of positions taken over in foreclosure.

The MPID for each Principal Account is "IBKR." No other business units of IBKR may submit principal order interest to the ATS. IBKR business units may not act as Liquidity Providers.

b. *If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?*

   ☐ *Yes*   ☒ *No*

   If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

Exhibit 3

Brokerage Customers, including the IBKR Affiliates identified at Part II Item 2(a) in their capacities as Brokerage Customers, and IBKR's business units, including the Agency Desks and the Principal Accounts, access the ATS via the SOR. Only subscribers acting as Liquidity Providers have the option to access the ATS via direct FIX connection as well. IBKR business units may not act as Liquidity Providers.

Where a Dual Role Subscriber submits an order to the ATS it will be identified as a Liquidity Provider order if it either was submitted via a direct FIX connection to the ATS or through the SOR under a user ID identifying it as a Liquidity Provider.

Orders submitted to the ATS by Brokerage Customers may interact with both orders submitted to the ATS by Liquidity Providers and orders submitted to the ATS by other Brokerage Customers, but may not interact with other orders submitted by the same Brokerage Customer. Orders submitted to the ATS by Liquidity Providers may not interact with orders submitted to the ATS by other Liquidity Providers (including, for clarity, other orders submitted by such Liquidity Provider).

As noted above, Brokerage Customers, including the IBKR Affiliates identified at Part II Item 2(a) in their capacities as Brokerage Customers, access the ATS via IBKR's SOR. While Top of Book Data made available to Brokerage Customers and Liquidity Providers does not include information regarding Non-Displayed Orders, Top of Book Data made available to the SOR includes information regarding both Displayed Orders and Non-Displayed Orders. The SOR utilizes Top of Book Data solely in determining where to route non-directed orders. Only Brokerage Customers may submit non-directed orders to the SOR.

Please see Part III Items 5 and 7 for additional discussion of the means of order entry and available order instructions. **See Part II Item 5 and Part III Item 7 for additional information regarding Top of Book Data and Displayed Orders and Non-Displayed Orders. Please see Part III Item 15 for additional information regarding the ATS market data.**

c. *Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?*

☐ *Yes*   ☒ *No*

If yes, identify the business unit and respond to the request in Part III, Item 12 of this form.

d. *Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If yes, respond to request in Part III, Item 16 of this form.

Exhibit 3

Item 2: *Affiliates Trading Activities on the ATS*

  a. *Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?*

  ☒ *Yes* ☐ *No*

  If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

  The following Affiliates may submit orders to the ATS:

  i. IBKR Financial Services AG (f/k/a Timber Hill Europe AG) (broker-dealer registered in Switzerland, no MPID, may submit orders as principal);

  ii. IBKR Securities Services LLC (U.S. registered broker-dealer, MPID=TMBR, may submit orders as principal);

  iii. Interactive Brokers Canada Inc. (broker-dealer registered in Canada, no MPID, may submit orders as principal or agent);

  iv. Interactive Brokers (UK) Ltd. (broker-dealer registered in the United Kingdom, no MPID, may submit orders as agent);

  v. Interactive Brokers Hong Kong Ltd. (broker-dealer and futures firm registered in Hong Kong, no MPID, may submit orders as principal or agent);

  vi. Interactive Brokers Australia Pty Ltd. (broker-dealer registered in Australia, no MPID, may submit orders as principal or agent);

  vii. Covestor Ltd (d/b/a Interactive Brokers Asset Management) (SEC Registered Investment Adviser, no MPID, may submit orders as principal or agent);

  viii. IB Exchange Corp. (unregistered holding company, no MPID, may submit orders as principal);

  ix. IBG LLC (unregistered holding company, no MPID, may submit orders as principal);

  x. Interactive Brokers Corp. ("**IB Corp.**")(U.S. registered broker-dealer, MPID=IBCO, may submit orders as principal);

  xi. Interactive Brokers Securities Japan, Inc. (broker-dealer registered in Japan, no MPID, may submit orders as principal or agent);

  xii. Interactive Brokers Ireland Limited (broker-dealer registered in Ireland, no

Exhibit 3

MPID, may submit orders as principal or agent); and

xiii.   Interactive Brokers Singapore Pte. Ltd. (broker-dealer registered in Singapore, no MPID, may submit orders as principal or agent).

No other Affiliates of IBKR are subscribers to the ATS.

b. *If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?*

☐ *Yes*   ☒ *No*

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

IBKR Affiliates may act as Brokerage Customers or as Liquidity Providers (and may, for clarity, act as Dual Role Subscribers). Orders submitted to the ATS by Brokerage Customers (including by an IBKR Affiliate in its capacity as a Brokerage Customer) may interact with both orders submitted to the ATS by Liquidity Providers and orders submitted to the ATS by other Brokerage Customers, but may not interact with other orders submitted by the same Brokerage Customer. Orders submitted to the ATS by Liquidity Providers (including by an IBKR Affiliate in its capacity as a Liquidity Provider, such affiliated Liquidity Providers, the "**Affiliated Liquidity Providers**") may not interact with orders submitted to the ATS by other Liquidity Providers (including, for clarity, other orders submitted by such Liquidity Provider).

Brokerage Customers, including the IBKR Affiliates identified at Part II Item 2(a) in their capacities as Brokerage Customers, access the ATS via IBKR's SOR. While Top of Book Data made available to Brokerage Customers and Liquidity Providers does not include information regarding Non-Displayed Orders, Top of Book Data made available to the SOR includes information regarding both Displayed Orders and Non-Displayed Orders. The SOR utilizes Top of Book Data solely in determining where to route non-directed orders. Only Brokerage Customers may submit non-directed orders to the SOR.

Please see Part III Items 5 and 7 for additional discussion of the means of order entry and available order instructions. **See Part II Item 5 and Part III Item 7 for additional information regarding Top of Book Data and Displayed Orders and Non-Displayed Orders. Please see Part III Item 15 for additional information regarding the ATS market data.**

Orders submitted by IBKR's affiliate, Covestor Ltd, are configured to only interact with orders of Liquidity Providers (as that term is defined in Part III Item 12 hereunder) that are not Affiliated Liquidity Providers (such unaffiliated Liquidity Providers, the "**Unaffiliated Liquidity Providers**"). Such counter-party permissioning functionality is not available to other subscribers. Please see Part III Item 14 for additional information regarding the ATS' counter-party permissioning functionality.

Exhibit 3

c. *Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?*

☒ *Yes*　　　☐ *No*

If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form.

The Firm's Affiliate, IB Corp., is permissioned to act as a Liquidity Provider in the ATS.

d. *Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?*

☐ *Yes*　　　☒ *No*

If yes, respond to the request in Part III, Item 16 of this form.

Item 5: Other Products and Services

a. *Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?*

☒ *Yes*　　　☐ *No*

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

Brokerage Customers access the ATS through the SOR. IBKR, as part of its Customer Business, offers certain trading algorithms (the "**IBKR Algorithms**") that serve various benchmarks and order management systems (the "**IBKR OMSs**," together with the IBKR Algorithms, the "**Trading Products**") that allow Brokerage Customers to submit orders to the SOR. Non-directed orders submitted to the SOR may be routed to the ATS in accordance with the SOR's routing logic; however, only the following Trading Products allow Brokerage Customers to direct orders to the ATS (through the SOR): (i) the Desktop Trader Workstation ("**TWS**"); (ii) IBKR Desktop (the next generation of TWS); and (iii) the IBKR API (including, for the avoidance of doubt, via FIX connection). For clarity, while IBKR offers other Trading Products to Brokerage Customers, no Trading Product other than those listed above allows Brokerage Customers to direct orders to the ATS. All Trading Products allow Brokerage Customers to submit non-directed orders. Only if the Brokerage Customer opts to make a non-directed order eligible for the overnight session is that non-directed order eligible to be routed to the ATS.

Exhibit 3

Only Brokerage Customers may use the Trading Products (i.e., Liquidity Providers that are not separately Brokerage Customers may not utilize a Trading Product). However, the Trading Products are available for use by all Brokerage Customers, including the IBKR Affiliates in their capacities as Brokerage Customers.

IBKR's affiliate, Global Financial Information Services GmbH ("**GFIS**"), distributes ATS market data to Brokerage Customers and Liquidity Providers, including Brokerage Customers who have not been permissioned to access the ATS, at no charge. Brokerage Customers may access the ATS market data via the Trading Products. Liquidity Providers and Brokerage Customers may also access the ATS market data via IBKR's REST/Web API offering. Please see Part III Item 15 for additional information regarding the ATS market data.

ATS market data includes the following information on a security-by-security basis: (i) highest resting bid price, lowest resting offer price and aggregate size at such price level ("**Top of Book Data**") and (ii) price and size of the last sale within the ATS ("**Last Sale Data**"). **Top of Book Data distributed to Brokerage Customers and Liquidity Providers is based solely on Displayed Orders and, for clarity, does not include information regarding Non-Displayed Orders (as such terms are defined at Part III Item 7). Top of Book Data made available to the SOR is based on both Displayed Orders and Non-Displayed Orders (that is, such Top of Book Data will include, on a security-by-security basis, the highest resting bid price, lowest resting offer price and aggregate size at such price level, regardless whether such order(s) are Displayed Orders or Non-Displayed Orders). Last Sale Data includes transaction information regarding both Displayed Orders and Non-Displayed Orders. See Part III Item 7 for additional information regarding Displayed Orders and Non-Displayed Orders and how such orders are reflected in Top of Book Data.**

Subscribers receiving ATS market data via IBKR's REST/Web API offering may elect to receive Top of Book Data that excludes Liquidity Providers' orders (that is, they may elect to receive Top of Book Data that only represents resting orders of Brokerage Customers). For clarity, where a subscriber elects to receive Top of Book Data that excludes Liquidity Providers' orders, the Last Sale Data received by such subscriber will continue to include transactions involving Liquidity Providers. Other than the foregoing, there is no substantive difference in the ATS market data available via the Trading Products or other means of display.

b. *If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

The Trading Products are available for use by all Brokerage Customers, including the IBKR Affiliates in their capacities as Brokerage Customers. However, only Brokerage Customers may use the Trading Products (that is, Liquidity Providers

Exhibit 3

that are not separately Brokerage Customers may not utilize a Trading Product). Both Brokerage Customers and Liquidity Providers may access ATS market data via IBKR's REST/Web API offering. Liquidity Providers (in their capacities as such) may only access ATS market data via the REST/Web API.

Top of Book Data distributed to Brokerage Customers and Liquidity Providers does not include information regarding Non-Displayed Orders. Top of Book Data made available to the SOR includes information regarding both Displayed Orders and Non-Displayed Orders. The SOR utilizes Top of Book Data solely in determining where to route non-directed orders. Only Brokerage Customers may submit non-directed orders to the SOR. See Part II Item 5 and Part III Item 7 for additional information regarding Top of Book Data and Displayed Orders and Non-Displayed Orders.

    c. *Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?*

    ☒ *Yes*   ☐ *No*

    If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here

    GFIS, an affiliate of IBKR, distributes the ATS market data at no charge. Please see Part III Item 15 (Display) for additional information.

    d. *If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?*

    ☒ *Yes*   ☐ *No*

    If no, identify and explain any differences.

Item 6: *Activities of Service Providers*

    a. *Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?*

    ☒ *Yes*   ☐ *No*

    If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

Exhibit 3

Programming, system administration and technology personnel involved in operating IBKR's systems, including operation of IBKR's order management systems, SOR, matching engines and order gateways have live audit trail access and, as such, may be able to view an order that has been routed to the ATS. Programming and technology personnel are employed by IBKR's affiliates, IBG LLC and Interactive Brokers Hungary Informatikai Kft. System administration personnel are employed by IBG LLC. These personnel support the development and maintenance of the ATS' FIX engine, matching engine software, market data and various other technologies utilized in the ATS and provide similar services (e.g., technology development and maintenance) to IBKR's brokerage affiliates, including Affiliates that may submit orders to the ATS. Such personnel are subject to the IBG Information Barrier Policy.

IBG risk department personnel also have live audit trail access. IBG risk department personnel are employed by IBG LLC. IBG risk department personnel provide risk management support to IBKR and its affiliates, including through credit and related risk assessments of Brokerage Customers and Liquidity Providers.

Personnel responsible for IBKR's clearing operations, stock borrow operations, trade and CAT reporting and the generation of account statements, as well as members of IBKR's compliance department, have access to post-trade information which may include information relating to transactions effected in the ATS. Such personnel are involved in the clearance and settlement of transactions effected in the ATS and the ATS' compliance with applicable rules. Such personnel may provide related support (e.g., clearance, settlement or compliance) to IBKR's Customer Business, as well as to IBKR's affiliates.

b. *Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?*

☒ *Yes* ☐ *No*

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

IBKR's affiliates, IBG LLC and Interactive Brokers Hungary Informatikai Kft, support the development and maintenance of the ATS' FIX engine, matching engine software and various other technologies utilized in the ATS. Please see Part III Items 5, 6, 7 and 11 for additional information. IBKR's affiliate, GFIS, is responsible for the dissemination of ATS market data to ATS subscribers. Please see Part III Item 15 for additional information.

The ATS servers are located at the Equinix NY5 data center. Equinix, as host of

Exhibit 3

the datacenter, services the location at which subscribers connect to the ATS. Please see Part III Item 5 for additional information.

c.   *If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?*

☒ *Yes*   ☐ *No*

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

IBG LLC is the parent entity of both IBKR and the IBKR Affiliates. The IBKR Affiliates' use of the ATS is detailed in response to Part II, Item 2 above.

d.   *If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

IBKR Affiliates, when accessing the ATS as Brokerage Customers, may access the ATS via IBKR's SOR. **While Top of Book Data made available to Brokerage Customers and Liquidity Providers does not include information regarding Non-Displayed Orders, Top of Book Data made available to the SOR includes information regarding both Displayed Orders and Non-Displayed Orders. The SOR utilizes Top of Book Data solely in determining where to route non-directed orders. Only Brokerage Customers may submit non-directed orders to the SOR. See Part II Item 5 and Part III Item 7 for additional information regarding Top of Book Data and Displayed Orders and Non-Displayed Orders.**

Orders submitted by IBKR's affiliate, Covestor Ltd, are configured to only interact with orders of Unaffiliated Liquidity Providers. Such counter-party permissioning functionality is not available to other subscribers.

Item 7:   *Protection of Confidential Trading Information*

a.   *Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:*

i.   *written standards controlling employees of the ATS that trade for employees' accounts; and*

ii.   *written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.*

DATA PROTECTION:

Client data protection (including the protection of subscriber confidential trading information) is governed by formally instituted policies. Records containing

Exhibit 3

clients' data stored in IBKR's databases, as well as on tape backups, are encrypted. Encryption algorithms, ciphers, and key parameters are consistent with the industry best practices. In addition to technical data protection measures, IBKR administers mandatory security awareness training to all its employees emphasizing data protection best practices.

INFORMATION BARRIERS:

Interactive Brokers Group ("**IBG**") has in place barriers designed to help ensure that confidential information relating to subscriber orders in the ATS is maintained on systems that are separate from, and inaccessible by, IBKR's affiliates. IBKR compliance personnel review various daily, monthly and quarterly reports intended to help identify potential instances of IBKR customer information (including ATS confidential trading information which, for the avoidance of doubt, includes confidential trading information of Liquidity Providers) being impermissibly accessed by employees of IBKR affiliates. IBKR compliance personnel also review a sample of communications between IBKR personnel and personnel of its affiliates to assess whether subscriber confidential trading information is being impermissibly accessed or shared.

All new IBKR employees must review the IBG Information Barrier Policy, which is included in the IBG employee manual, and must acknowledge receipt of the current version of the IBG Information Barrier Policy annually. The IBG Information Barrier Policy states that employees of IBG and its affiliates (including IBKR employees) shall treat customer trading information (including subscriber trading information) as confidential and shall only share such information to the extent reasonably necessary to provide the relevant services and otherwise service the relevant account. As applied to ATS confidential trading information, the IBG Information Barrier Policy limits the sharing of such information within IBG to the extent reasonably necessary for the operation of the ATS and related systems (that is, IBKR's market data, clearing, stock borrow and audit trail systems), and to ensure the ATS' compliance with applicable law. In addition, IBG provides training regarding the confidentiality of customer orders and information.

ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION:

Access to IBKR trading systems, including those that maintain ATS confidential trading information, is limited to authorized individuals. Prior to granting any employee, shared employee, or third-party service provider access (each an "**Accessing Party**") to ATS data, IBKR reviews the level of access requested, the roles and responsibilities of the prospective Accessing Party, and the proposed uses of the data to which the prospective Accessing Party would have access. As a threshold matter, access to ATS confidential trading information is limited to individuals responsible for either the operation of the ATS and related systems (that is, IBKR's market data, clearing, stock borrow and audit trail systems), or the ATS' compliance with applicable law. As noted above, the IBG Information Barrier Policy provides that Accessing Parties may only use ATS confidential trading information to the extent necessary to fulfill their responsibilities regarding the operation of the ATS and related systems (that is, IBKR's market data, clearing,

Exhibit 3

stock borrow and audit trail systems), or the ATS' compliance with applicable law; Accessing Parties are expressly prohibited from sharing ATS confidential trading information with Brokerage Customers and other clients of IBKR (e.g., Liquidity Providers and introducing brokers), except where such confidential trading information belongs to the relevant Brokerage Customer or client (e.g., information regarding a Brokerage Customer's own orders or transactions). Individuals responsible for liquidity provision and/or trading activities on behalf of Affiliated Liquidity Providers are not permitted to access confidential trading information of the ATS.

For clarity, information regarding a subscriber's own orders and executions within the ATS is displayed to such ATS subscriber, although IBKR treats the identity of the subscriber who submitted an order or was party to a transaction as subscriber confidential information.

Further, certain subscriber order information is disseminated, on a non-attributed basis, to GFIS for further dissemination and display to ATS subscribers. For clarity, GFIS' role in disseminating market data to ATS subscribers is mechanical. GFIS receives non-attributed data that has already been processed by IBKR for further distribution to ATS subscribers. GFIS does not receive or otherwise have access to "attributed" ATS order and execution data (that is, GFIS does not have access to order or execution data identifying the subscriber that submitted the order or was party to a trade) or to any other ATS data that is not shared with ATS subscribers. GFIS does not have any employees.

Access to internal systems and applications is provisioned on the least-privilege basis and controlled using passwords or, in some instance, multi-factor authentication (MFA). In particular, MFA is used for all remote access and also for onsite access to particularly sensitive systems. Password length and complexity requirements are established and enforced.

Periodically, as prescribed by IBKR's policies and procedures, all employees, shared employees, and third party service providers are reviewed to determine whether their level of access to ATS data is appropriate. This includes assessing whether the Accessing Party continues to have responsibilities in connection with the operation of the ATS or the ATS' compliance with applicable rules.

Access to IBKR office and data center spaces is strictly controlled and limited to authorized personnel. Electronic door entry systems are in use and configured to allow personnel access only to the areas required to fulfill their job functions. Additionally, video recording/surveillance systems are employed in data centers and select office locations. Activity logs, including records of permitted and denied entry attempts captured by the access control and footage of the video surveillance system, are maintained.

EMPLOYEE TRADING:

The IBKR Employee Trading Policy prohibits IBKR employees from trading securities or commodity futures between the hours of 8:30 a.m. and 6:00 p.m. in their time zone.

Exhibit 3

All IBKR employees, at onboarding and annually thereafter, are reminded of their obligation to identify all brokerage accounts in which the employee or any related person (as noted at FINRA rule 3210/.02) maintains an interest, including any brokerage accounts subsequently opened. IBKR obtains copies of such employee's account statements and trade confirmations from the relevant brokerage firm. IBKR prohibits an employee from opening or otherwise maintaining an account with a brokerage firm that will not provide IBKR with duplicate account statements and trade confirmations. IBKR compliance and supervisory personnel review employee account statements and trade confirmations on a monthly basis. As part of these reviews, IBKR compliance and supervisory personnel assess whether an employee has violated IBKR's Employee Trading Policy, including any indication of misuse of subscriber confidential trading information (in particular, the IBKR Employee Trading Policy, among other things, prohibits employees from trading on the basis of material non-public information). Employee trading conduct specifically reviewed for includes particularly active accounts and trading in any restricted securities outside of the "open window" period (presently limited to securities issued by Interactive Brokers Group, Inc.).

b. *Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☐ *Yes*   ☒ *No*

If yes, explain how and under what conditions.

c. *If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☐ *Yes*   ☐ *No*

If yes, explain how and under what conditions.

d. *Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.*

Programming and technology personnel involved in operating IBKR's systems, including operation of IBKR's order management systems, SOR, matching engines and order gateways have live audit trail access and, as such, may be able to view, on a non-anonymized basis, an order that has been routed to the ATS **(including, for clarity, non-anonymized information regarding both Displayed Orders and Non-Displayed Orders)**. System administration and IB risk departments also have live audit trail access, including non-anonymized order and execution information **(including, for clarity, non-anonymized information regarding both Displayed Orders and Non-Displayed Orders)**.

Personnel responsible for IBKR's clearing operations, stock borrow operations,

Exhibit 3

audit trail reporting and the generation of account statements, as well as members of IBKR's compliance department, have access to post-trade information which may include information relating to transactions effected in the ATS.

Part III: Manner of Operations

Item 5:   Means of Entry

a. *Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?*

☒ *Yes*   ☐ *No*

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Liquidity Providers access the ATS via FIX protocol. The ATS is compliant with version 4.2 of the FIX Protocol. Liquidity Providers can connect via cross connects within Equinix NY5 or CH4 or, alternatively, through dedicated FIX connections. In the event a Liquidity Provider cross-connects with the ATS, the hardware used for connection is provided, installed, and maintained by the Liquidity Provider and/or datacenter operator. IBKR does not charge a fee for cross-connects.

b. *If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only Liquidity Providers may access the ATS via direct FIX connection. All other subscribers access the ATS exclusively via the SOR.

c. *Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?*

☒ *Yes*   ☐ *No*

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

All Brokerage Customers' orders access the ATS via the SOR. Only those Brokerage Customers that use a Trading Product and have acknowledged and agreed to the terms and conditions in such Brokerage Customer's account agreement with IBKR and have separately acknowledged IBKR's overnight-trading

Exhibit 3

risk disclosures may access the ATS. There are no other conditions that must be satisfied for a Brokerage Customer to access the ATS via the SOR.

Liquidity Providers may access the ATS via direct FIX connection or via the SOR. Liquidity Providers that wish to access the ATS via the SOR must establish a FIX connection to the SOR. Only entities onboarded as Liquidity Providers may access the ATS via direct FIX connection; there are no other conditions that must be satisfied to access the ATS via direct FIX connection.

See Part III Item 7 for a discussion of available attributes for orders submitted to the ATS.

d. *If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only Liquidity Providers may directly access the ATS (i.e., bypassing the SOR). Only principal trading firms (e.g., market makers) permissioned by IBKR management may act as Liquidity Providers.

Orders submitted to the ATS by Liquidity Providers may not interact with orders submitted to the ATS by other Liquidity Providers (including, for clarity, other orders submitted by such Liquidity Provider). Orders submitted to the ATS by Brokerage Customers may interact with both orders submitted to the ATS by Liquidity Providers and orders submitted to the ATS by other Brokerage Customers, but may not interact with other orders submitted by the same Brokerage Customer.

As a general matter, all Brokerage Customers may submit orders to the ATS, provided they acknowledge IBKR's overnight-trading risk disclosures. The Trading Products are available for use by all Brokerage Customers, including the IBKR Affiliates in their capacities as Brokerage Customers. Only certain Trading Products allow Brokerage Customers to direct orders to the ATS. See Part II Item 5 for additional information regarding the Trading Products, including which Trading Products support the submission of (i) directed orders to the ATS and (ii) non-directed orders that may be routed to the ATS in accordance with the SOR's routing logic.

Top of Book Data made available to Brokerage Customers and Liquidity Providers does not include information regarding Non-Displayed Orders; however, Top of Book Data made available to the SOR includes information regarding both Displayed Orders and Non-Displayed Orders. The SOR utilizes Top of Book Data solely in determining where to route non-directed orders. Only Brokerage Customers may submit non-directed orders to the SOR. See Part II Item 5 and Part III Item 7 for additional information regarding Top of Book Data and Displayed Orders and Non-Displayed Orders.

Exhibit 3

Item 7: *Order Types and Attributes*

a. *Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:*

   i. *priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;*

   ii. *conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);*

   iii. *order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;*

   iv. *order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;*

   v. *whether an order type is eligible for routing to other Trading Centers;*

   vi. *the time-in-force instructions that can be used or not used with each order type;*

   vii. *the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and*

   viii. *the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.*

Order Types

The ATS only accepts limit orders. For clarity, the ATS does not accept market orders and the ATS does not offer pegged order instructions.

By default, orders submitted to the ATS may both add and remove liquidity from the ATS. Both Brokerage Customers and Liquidity Providers may designate their orders as "add liquidity only" ("**ALO**") orders. Orders that include ALO instructions will never remove liquidity from the ATS. Where, upon receipt, an ALO order is marketable against resting orders on the ATS, the ATS will accept the ALO order for

Exhibit 3

further processing as a post-only order (i.e., the order will not be crossed against the existing contra-side interest).

<u>Display Instructions</u>

<u>By default, all orders submitted to the ATS are eligible to be included in the ATS market data distributed to Brokerage Customers, Liquidity Providers and the SOR. However, both Brokerage Customers and Liquidity Providers may include instructions that an order(s) not be eligible for display in Top of Book Data distributed to Brokerage Customers and Liquidity Providers (such orders, "Non-Displayed Orders", all other orders, "Displayed Orders"). Top of Book Data made available to the SOR includes both Displayed Orders and Non-Displayed Orders. Executions involving Non-Displayed Orders are included in Last Sale Data.</u>

<u>Accordingly, where an order submitted to the ATS includes instructions that it be displayed in Top of Book Data distributed to Brokerage Customers and Liquidity Providers (i.e., a Displayed Order), such order, if the highest priced buy order in the ATS (or lowest priced sell order), will be identified, on a non-attributed basis, as the "top of book" for the relevant security in the Top of Book Data made available to Brokerage Customers, Liquidity Providers and the SOR.</u>

<u>Where, instead, an order submitted to the ATS includes instructions that it not be displayed in Top of Book Data distributed to Brokerage Customers and Liquidity Providers (i.e., a Non-Displayed Order), such order, if the highest price buy order in the ATS (or lowest priced sell order), will be identified, on a non-attributed basis, as the "top of book" for the relevant security in the Top of Book Data made available to the SOR, but will not be included in the Top of Book Data made available to Brokerage Customers and Liquidity Providers; rather, in such instances, Top of Book Data made available to Brokerage Customers and Liquidity Providers will, on a security-by-security basis, identify the aggregate size and limit price of the highest (lowest) limit price of buy (sell) Displayed Orders resting in the ATS.</u>

<u>Accordingly, assume there are two competing buy orders in the ATS for security XYZ. Buy order A is a Displayed Order for 100 shares of XYZ with a limit price of $10.00. Buy order B is a Non-Displayed Order for 200 shares of XYZ with a limit price of $10.05. The Top of Book Data distributed to Brokerage Customers and Liquidity Providers will identify, for buy orders, the "top of book" for XYZ as 100 shares at $10.00. The Top of Book Data distributed to the SOR will identify, for buy orders, the "top of book" for XYZ as 200 shares at $10.05. For clarity, and as noted in Part II Item 5, Top of Book Data does not include depth-of-book. Accordingly, the Top of Book Data distributed to the SOR will not, in the above fact pattern, identify buy order A.</u>

<u>As noted in Part II Item 5, Top of Book Data will aggregate size at the top of book. Accordingly, assume there are two competing sell orders in the ATS for security ABC: (i) Sell order X, which is a Displayed Order for 100 shares of XYZ with a limit price of $20.00 and (ii) Sell order Y, which is a Non-Displayed Order</u>

Exhibit 3

for 200 shares of XYZ that also has a limit price of $20.00. The Top of Book Data distributed to the SOR will identify, for sell orders, the "top of book" for ABC as 300 shares at $20.00 (that is, the aggregate size of Sell orders X and Y at $20.00). The Top of Book Data distributed to Brokerage Customers and Liquidity Providers will identify, for sell orders, the "top of book" for ABC as 100 shares at $20.00 (that is, as Sell order Y is a Non-Displayed Order, information regarding that order will not be included in the Top of Book Data distributed to Brokerage Customers and Liquidity Providers).

See Part II Item 5 and Part III Item 15 for additional information regarding ATS market data.

Non-Displayed Orders may include all of the same order attributes available to Displayed Orders. Display instructions apply to the entirety of an order (that is, an order cannot include an instruction that only a portion of the order be non-displayed).

Time-in-Force

The ATS accepts orders with the following time-in-force ("**TIF**") instructions: (i) "day" (i.e., good for the duration of the trading session), (ii) immediate or cancel ("**IOC**") and (iii) good-til-time ("**GTT**"). Orders submitted with TIF instructions of longer than day (*e.g.*, GTT with an expiration time after ATS trading hours) are treated as day orders by the ATS and cancelled back at the end of the trading session.

Priority

The ATS ranks resting orders based on the following factors in the following order: (i) price; (ii) ~~time; and (iii) size. Where a Brokerage Customer's order is on price parity with a Liquidity Provider's order, the Brokerage Customer's order will have priority~~**display (where on price parity, Displayed Orders have priority over Non-Displayed Orders); (iii) subscriber categorization (where on price parity and with the same display instructions, Brokerage Customers' orders have priority over Liquidity Provider's orders) (iv) time; and (v) size**. For purposes of time priority, order receipt time for an order received prior to the start of trading is the order's actual time of receipt by the ATS (that is, order receipt time is not adjusted to the start of trading hours).

Where a subscriber modifies the price or size instruction associated with an order (e.g., changing an order's limit price or increasing or decreasing the size of any order), the ATS treats the order as received at the time of modification.

Order Interaction

The ATS will apply the priorities detailed above with respect to eligible orders and prices only. To the extent an order entered into the ATS may not, by law, rule, regulation or the terms of the order, (i) be crossed with another order or (ii) be crossed at a particular price, then such orders will be ineligible for matching or, where applicable, the price adjusted to a permissible price.

Exhibit 3

In the event of a match, the order deemed to be removing liquidity receives all available price improvement. For two given orders to a match, the order received first by the ATS is deemed to be adding liquidity. **For clarity, order display instructions (that is, whether an order is a Displayed Order or a Non-Displayed Order) do not impact when an order is deemed received by the ATS or whether an order is otherwise deemed to be adding or removing liquidity.**

Order Routing

The ATS does not route-out. All orders not executed in the ATS are cancelled back to the subscriber.

b. *Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Orders submitted to the ATS by Liquidity Providers may not interact with orders submitted to the ATS by other Liquidity Providers (including, for clarity, other orders submitted by such Liquidity Provider). Orders submitted to the ATS by Brokerage Customers may interact with both orders submitted to the ATS by Liquidity Providers and orders submitted to the ATS by other Brokerage Customers, but may not interact with other orders submitted by the same Brokerage Customer. For orders on price parity, Brokerage Customers' order will have priority over Liquidity Providers' orders.

Item 11: Trading Services, Facilities and Rules

a. *Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.*

The ATS operates as a limit order crossing book and allows customers of IBKR to interact with orders submitted by market makers and other principal trading firms (i.e., the Liquidity Providers) and orders submitted by other customers of IBKR.

The ATS supports trading in certain NMS stocks. IBKR, in its sole discretion, determines whether an NMS stock is eligible for trading in the ATS. IBKR publishes a list of NMS stocks permitted for trading in the ATS on the IBKR website. The ATS rejects any order in an unsupported security.

b. *Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Exhibit 3

All orders submitted by Brokerage Customers, including Dual Role Subscribers when acting as Brokerage Customers, pass through the SOR. Liquidity Providers may access the ATS via FIX connection to the SOR or via direct FIX connection. Where a Dual Role Subscriber accesses the ATS via the SOR, the User ID associated with the relevant FIX session dictates whether the Dual Role Subscriber is accessing the ATS in its capacity as a Brokerage Customer or as a Liquidity Provider.

By default, all orders submitted to the ATS are eligible for inclusion in Top of Book Data. However, Brokerage Customers and Liquidity Providers may designate an order as a Non-Displayed Order. While Non-Displayed Orders are not included in Top of Book Data made available to Brokerage Customers and Liquidity Providers, Non-Displayed Orders are included in Top of Book Data made available to the SOR. The SOR uses Top of Book Data solely in determining where to route a non-directed order. Only Brokerage Customers may submit non-directed orders to the SOR. See Part II Item 5 and Part III Item 7 for additional information regarding Top of Book Data and Displayed Orders and Non-Displayed Orders.

Orders submitted to the ATS by Liquidity Providers may not interact with orders submitted to the ATS by other Liquidity Providers. Orders submitted to the ATS by Brokerage Customers may interact with both orders submitted to the ATS by Liquidity Providers and orders submitted to the ATS by other Brokerage Customers, but may not interact with other orders submitted by the same Brokerage Customer.

For orders on price parity, Brokerage Customers' orders have priority over Liquidity Providers' orders.

c. *Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.*

Priority: The ATS ranks resting orders based on the following factors in the following order: (i) price; (ii) **display (where on price parity, Displayed Orders have priority over Non-Displayed Orders); (iii) subscriber categorization (where on price parity and with the same display instructions, Brokerage Customers' orders have priority over Liquidity Provider's orders) (iv)** time; and (~~iii~~**v**) size. ~~Where a Brokerage Customer's order is on price parity with a Liquidity Provider's order, the Brokerage Customer's order will have priority.~~

Price Improvement: In the event of a match, the order deemed to be removing liquidity receives all available price improvement. For two given orders to a match, the order received first by the ATS is deemed to be adding liquidity. **For clarity, order display instructions (that is, whether an order is a Displayed Order or a Non-Displayed Order) do not impact when an order is deemed received by the ATS or whether an order is otherwise deemed to be adding or removing**

Exhibit 3

liquidity.

Compliance with Applicable Law: To the extent that any ATS order may not, by law, rule, regulation or the terms of the order, be crossed with another order, or may not be crossed at a particular price, then such orders will be ineligible for matching. The ATS will apply the priorities detailed above with respect to eligible orders and prices only. In certain circumstances, orders may be ineligible to interact with certain other orders. Orders submitted at prices that are impermissible by law or rule (e.g., Rule 612 of Regulation NMS) will be rejected.

The requirements of Regulation SHO, as applicable, apply to orders submitted to the ATS. However, as the national market system plan does not disseminate a national best bid during the hours of the ATS' trading session, the "circuit breaker" restrictions of rule 201 of the Exchange Act do not, by their terms, apply to activity in the ATS.

Trading Errors: Trading errors resulting from executions in the ATS are recorded in IBKR's error accounts. IBKR views trading errors as transactions in the wrong security or side of the market, executions outside an order's limit price, and executions at clearly erroneous prices. Potential trading errors can be raised by Brokerage Customers, Liquidity Providers or IBKR personnel. After evaluating the activity to confirm a bona fide error, the Order Desk can correct the error in a manner that attempts to place the subscriber in the same position had the error not occurred. IBKR exercises discretion in determining whether an execution was at a clearly erroneous price.

d. *Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*　　☐ *No*

If no, identify and explain any differences.

Item 15: Display

a. *Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?*

☐ *Yes*　　☒ *No*

b. *Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?*

☒ *Yes*　　☐ *No*

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that

Exhibit 3

receive the displayed information.

The following information is made available to Brokerage Customers and Liquidity Providers (including, for clarity, Brokerage Customers that are not permissioned to submit orders to the ATS) on a security-by-security basis during the ATS' regular trading hours (that is, from 8:00 PM ET to 3:50 AM ET): (i) highest resting bid price, lowest resting offer price and aggregate size at such price level ("**Top of Book Data**") and (ii) price and size of the last sale within the ATS ("**Last Sale Data**"). This information is also made available to the IBKR SOR and the IBKR SOR utilizes such information for routing purposes.

ATS market data is provided on a non-attributed, real-time basis (that is, market data is not subject to any intentional delay, although there may be some latency in its dissemination). For clarity, this information is not disseminated from 7:30 PM ET to 8:00 PM ET (that is, when the ATS is accepting orders in a pending state prior to the start of trading).

As described in Part III, Item 7, orders submitted to the ATS are treated as either "Displayed Orders" or "Non-Displayed Orders" (by default, all orders are designated as Displayed Orders, although Brokerage Customers and Liquidity Providers may include instructions that an order be designated as a Non-Displayed Order). Top of Book Data distributed to Brokerage Customers and Liquidity Providers only includes information regarding Displayed Orders and, for clarity, does not include information regarding Non-Displayed Orders. Top of Book Data made available to the SOR includes information regarding both Displayed Orders and Non-Displayed Orders. Last Sale Data includes transaction information regarding both Displayed Orders and Non-Displayed Orders. See Part II Item 5 and Part III Item 7 for additional information regarding Top of Book Data and Displayed Orders and Non-Displayed Orders.

ATS market data is made available **to Brokerage Customers and Liquidity Providers** by IBKR's affiliate, GFIS. Brokerage Customers must utilize a Trading Product or the REST/Web API to view ATS market data.

ATS market data is made available to Brokerage Customers and Liquidity Providers at no charge. Subscribers receiving ATS market data via IBKR's REST/Web API offering may elect to receive Top of Book Data that excludes Liquidity Providers' orders (that is, they may elect to receive Top of Book Data that only represents resting orders of Brokerage Customers). For clarity, where a subscriber elects to receive Top of Book Data that excludes Liquidity Providers' orders, the Last Sale Data received by such subscriber will continue to include transactions involving Liquidity Providers. Other than ~~the foregoing~~**as described above**, there is no substantive difference in the ATS market data available via the Trading Products or other means of display.

c. *If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

Exhibit 3

If no, identify and explain any differences.

Only Subscribers receiving ATS market data via IBKR's REST/Web API offering may elect to receive Top of Book Data that excludes Liquidity Providers' orders. Otherwise, Top of Book Data may ~~represents~~**represent** orders of both Brokerage Customers Liquidity Providers.

Brokerage Customers may elect to access ATS market data via IBKR's REST/Web API offering. Liquidity Providers (in their capacities as such) may only access ATS market data via the REST/Web API.

While Top of Book Data made available to Brokerage Customers and Liquidity Providers does not include information regarding Non-Displayed Orders, Top of Book Data made available to the SOR includes information regarding both Displayed Orders and Non-Displayed Orders. The SOR utilizes Top of Book Data solely in determining where to route non-directed orders. Only Brokerage Customers may submit non-directed orders to the SOR. See Part II Item 5 and Part III Item 7 for additional information regarding Top of Book Data and Displayed Orders and Non-Displayed Orders.